UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  333-126218-04

Merrill Lynch Mortgage Investors, Inc.
(Exact name of registrant as specified in its charter)

4 World Financial Center, 10th Floor 250 Vesey Street, New York, New York,  (212) 449-1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

ML-CFC Commercial Mortgage Trust 2006-1
Class A-1, Class A-2, Class A-3, Class A-3FL, Class A-3B, Class A-SB,
Class A-4, Class A-1A, Class AM, Class AJ, Class B, Class C and Class D
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☒

   Approximate number of holders of record as of the certification or notice date: 49

   Pursuant to the requirements of the Securities Exchange Act of 1934 Merrill Lynch Mortgage Investors, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Merrill Lynch Mortgage Investors, Inc

Date: January 19, 2007	By: /s/ David M. Rodgers
Name: David M. Rodgers
Title: Executive Vice President ,Chief Officer in Charge of Commercial Mortgage Securitization